August 2, 2011

Pamela Long
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:     Precision Castparts Corp.
DEF 14A
Filed July 1, 2011
File No. 1-10348

Dear Ms. Long:

We received your letter dated July 21, 2011 regarding certain of our reports. The following is our response to your comments and questions:

Definitive Proxy Statement on Schedule 14A

Compensation of Executive Directors, page 11

1.	In future filings, please provide the disclosure required by Item 407(e)(4) of Regulation S-K under the caption, “Compensation Committee Interlocks and Insider Participation.”

Response

We have not had any relationships that would be required to be disclosed under Item 407(e)(4). We confirm, however, that in future filings we will include disclosure under the caption, “Compensation Committee Interlocks and Insider Participation”, even when no facts exist that require a relevant disclosure. We would have included this disclosure in our 2011 proxy statement as follows:

“Compensation Committee Interlocks and Insider Participation

The directors who served on the Compensation Committee in fiscal 2011 are identified in the table on page 4. No member of the Compensation Committee during fiscal 2011 is a current or former officer or employee of the Company, or had a relationship that requires disclosure as a related party transaction or a Compensation Committee interlock.”

Compensation Discussion and Analysis, page 11

Base Salaries, Annual Performance-Based Cash Bonuses and Stock Options, page 12

2.
With a view toward future disclosure, please tell us what factors of “outstanding individual performance” the compensation committee considered in awarding discretionary bonuses to Mr. Buck and Mr. Stein.

Response

Discretionary bonuses, if any, are awarded based on qualitative considerations that emerge during the fiscal year. We confirm that in future filings we will provide a description of the qualitative factors that the Compensation Committee considered in awarding any discretionary bonuses. We would have included this disclosure in our 2011 proxy statement by adding two sentences at the end of the first full paragraph on page 13 as follows:

“In awarding these discretionary bonuses, the Compensation Committee considered the strategic accomplishments of both Mr. Buck and Mr. Stein in growing market share in customer applications beyond the traditional end markets for the businesses that they are responsible for. In the case of Mr. Buck, the Compensation Committee also considered Mr. Buck's efforts to combine in new ways certain manufacturing assets within the Forged Products segment to more effectively pursue opportunities in the oil and gas and power generation markets.”

3.
With a view toward future disclosure, please provide us with a more detailed discussion of the HCP Program and how you determined the amount of bonus to be paid to each of the applicable named executive officers under this program.

Response

The HCP Program is a complicated process that utilizes a multi-dimensional scorecard across various criteria to assess the contribution of each business to PCC's overall human capital objectives. A segment's HCP result is a composite score compiled from as many as thirty individual manufacturing plant calculations, each of which has sliding scales and multipliers based on characteristics such as plant size and HCP readiness. As indicated on page 14 of our 2011 proxy statement, the scorecard's various dimensions, criteria and manufacturing plant inputs ultimately all lead to a single score of the degree of a segment's success in developing, adding, retaining and sharing high potential employees. The compensation outcome of this detailed scorecard is a fairly small (relative to each executive's non-equity incentive plan award) addition to or subtraction from the non-equity incentive amount that is otherwise payable. Although it may be useful to investors for us to add further detail about some of the specific criteria included in the scorecard calculation, we believe that the length of the disclosure that would be required to break down each segment's overall HCP scorecard calculation each year would overwhelm the discussion of the much more significant disclosure in our section on performance-based cash bonuses, which is the discussion of the non-equity incentive plan performance criteria that typically account for more than ninety percent of any executive's percentage of target bonus earned.

Accordingly, we confirm that in future filings we will provide further detail about some of the specific criteria included as part of the HCP scorecard calculation. We would have included this disclosure in our 2011 proxy statement by adding a sentence to the fourth paragraph on page 14 as follows (new sentence in italics, with some existing text included to provide context):

“The purpose of the HCP Program is to reward the development, addition, retention and sharing of high potential employees among the Company's manufacturing plants. The HCP Program functioned in fiscal 2011 by adding up to 10 percentage points to or subtracting up to 10 percentage points from the bonus award otherwise payable to a participant under the applicable Company executive incentive plans. In fiscal 2011, the most significant criteria included in the HCP Program scorecard were the number of high potential employees transferred from one plant to another to support talent development throughout PCC, the percentage retention rate of high potential employees, the number of strategic positions filled with high potential employees, and management development program participation rates.”

*****

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the information above is responsive to your comments. We would be happy to discuss any questions or comments you have regarding our response. You may call Russ Pattee, Vice President and Corporate Controller, at (503) 946-4867 or me at (503) 946-4844.
Sincerely,

/s/ Shawn R. Hagel
Shawn R. Hagel Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)